EXHIBIT 99.1

Westport Announces Lock-Up Agreements in Support of the Light-Duty Divestment Transaction

VANCOUVER, British Columbia, April 30, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the "Company") (TSX:WPRT / Nasdaq:WPRT), has entered into lock-up agreements with certain of its shareholders, executives and board members representing an aggregate of approximately 2.0 million shares, or 11.4% of the currently issued and outstanding shares, to vote in favour of the special resolution approving the sale of Westport Fuel Systems Italia S.r.l. (the “Lock-Up Agreements”).

"These Lock-Up Agreements are a significant vote of confidence in Westport’s strategic direction and growth potential.  I am thankful to our key shareholders and our Board, for their continued support as we execute our plans to reduce the complexity of Westport’s business and move forward focusing on providing affordable solutions for hard to decarbonize segments of the heavy-duty truck and industrial application, supported by a strengthened balance sheet," said Dan Sceli, Chief Executive Officer, Westport Fuel Systems."

Recap of the Transaction

On March 31, 2025 Westport announced it had entered into a binding agreement (the “Agreement”) to sell its interest in Westport Fuel Systems Italia S.r.l., which includes the Light-Duty segment, including the light-duty OEM, delayed OEM, and independent aftermarket businesses, to a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. a prominent Dutch venture capital and private equity firm (the “Transaction”).

The Transaction provides for a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments, and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the Agreement.

Under the terms of the Agreement, Heliaca Investments through its subsidiary will acquire Westport’s Light-Duty segment, including its related assets and customer contracts. The Transaction is subject to shareholder approval and other customary closing conditions and is expected to close in late Q2 of 2025.

The proceeds from the proposed Transaction are expected to enable Westport to significantly improve its financial stability, while also supporting key growth initiatives focused on providing solutions for hard-to-decarbonize mobility and industrial applications. Following closing, Westport intends to align its cost structure to be more reflective of a smaller, more efficient organization, while also seeking further opportunities for efficiency gains.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the closing of, and timing for closing of, the Transaction, shareholder approval of the Transaction, the anticipated benefits of the Transaction, including potential earn-out payments, the ability to strengthen our balance sheet and align our cost structure, the ability to capitalize on growth initiatives, the ability to transition to a smaller, more efficient organization and our expectations regarding the future success of our business. Other forward-looking statements included in the release include those relating to Westport’s future strategic plans, business opportunities and use of the Transaction proceeds. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to completion and satisfaction of all conditions to closing of the Transaction set out in the Agreement, governmental policies, regulation and approval, the achievement of the performance criteria required for the earn out described above, purchase price adjustments contained in the Agreement, the demand our products, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, as discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com